

November 12, 2010

Mr. Gary Basrai
President
Tundra Gold Corp.
200 S Virginia Street
Reno, NV 89501

> **Re: Tundra Gold Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2010**
> **File No. 333-169066**

Dear Mr. Basrai:

We have reviewed your registration statement, and your letter dated October 22, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. With each amendment, please revise your registration statement cover page to indicate "Amendment No. X to Form S-1."

2. We note your response to comment 2 in our letter dated September 21, 2010. Please revise your disclosure to clarify, if true, that you have not commenced any work with respect to the work plan provided by MinQuest, and disclose when you do intend to commence work on the Marietta property. Further, while we note your disclosure at page 28 that "[i]t is anticipated that this work will be completed by March of 2011," disclose precisely how long it will take to complete this work (in terms of hours per week, etc.) and who will complete it.

3.   We note your response to comment 4 in our letter dated September 21, 2010. Please note
        that the requirements of Item 506 of Regulation S-K are applicable whether or not the
        company is participating in the offering.

Financial Statements

Note 2 – Ability to Continue as a Going Concern, page F-7

4.   We note that your disclosure on this page, as well as on page F-18, still reflects an
        inception date of September 16, 2010 instead of September 16, 2009. We re-issue
        comment 16 in our letter dated September 21, 2010.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867, or in her absence Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David Lubin, Esq.
       David Lubin & Associates, PLLC
       Facsimile No. (516) 887-8250